August 29, 2002

Via Edgar Transmission and U.S. Mail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Specialized Solutions, Inc.
(File No. 333-69084)

Ladies and Gentlemen:

Specialized Solutions, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form SB-2, including all amendments and exhibits thereto (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on September 7, 2001. The Registration Statement is being withdrawn in lieu of amending the Registration Statement. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (877) 200-5959.

If you have any questions regarding this request for withdrawal, please contact A. R. Neal, Esq., counsel for the Company, at (727) 461-1818, Extension 185.

Sincerely,




________________________________________
Carrie Cameron, C.E.O.